Exhibit 99.1

Contact:
Uri Birenberg
Chief Financial Officer
+972-77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM CALLS ANNUAL GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel – November 20, 2015 − RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading provider of Customer Experience Management (CEM) solutions, announced today that it has scheduled an annual general meeting of shareholders (“Meeting”), to take place on Wednesday, December 30, 2015 at 3:00 p.m. (Israel time), at the offices of the Company, which are located at 24 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is on November 24, 2015.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the Meeting in person will be sent by mail, on or about November 25, 2015, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.

Proxy cards for use by shareholders that cannot attend the Meeting in person, must be  properly executed and received by Company, not less than 48 hours prior to the time fixed for the Meeting.

The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the Meeting is as follows:

(1)	To re-elect the following members of the Board of Directors: Zohar Zisapel, Matty Karp and Ms. Heli Bennun;

(2)	To approve an amendment to each of our Amended and Restated Articles of Association and Memorandum of Association;

(3)	To approve an amendment to our Compensation Policy;

(4)	To approve the cash compensation to be paid to our directors other than the current Chairwoman of our Board of Directors;

(5)	To approve the bonus formula for each of the years 2016-2018 for our Chief Executive Officer and President;

(6)	To approve the monthly salary to be paid to the current Chairwoman of our Board of Directors;

(7)	To ratify the equity-based compensation of David Ripstein, our current Chief Executive Officer and President;

(8)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2014; and

(10)	Totransact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 26, 2015. If the Company will determine that a shareholder proposal has been duly and timely received and is appropriate, it will publish a revised agenda in the manner set forth in the proxy statement.

Quorum
Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

In the event the above quorum will not be present in person or by proxy, the Meerting will be postponed to January 6, 2016.

Voting Requirements

Items 1, 2 and 8 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on the matter.

Items 3-7 requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the ordinary shares voted on the matter by shareholders who are not controlling shareholders or who do not have a personal interest in the matter are voted in favor or (ii) the total number of ordinary shares voted against such matter by shareholders who do not have a personal interest in the matter or who are not controlling shareholders, does not exceed two percent of our outstanding ordinary shares.

Position Statements

Any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, or by facsimile to +9723-6474681, no later than December 20, 2015.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.